Filed by Green Dot Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Green Dot Corporation
Commission File No.: 001-34819
Date: November 25, 2025

The following is a transcript of a town hall for employees of Green Dot Corporation held on November 24, 2025.

Hello, everyone, and thank you for joining.  I’m Bill Jacobs, your chairman and Interim CEO.  And today is a big deal for Green Dot.  Earlier today, we announced a major decision that our board and management team believes will help propel our business forward, strengthen and sustain our operations and unlock growth and expansion opportunities for years to come.

By now, you have likely read our press release, and my internal communication confirming that we’ve entered into strategic arrangements with two proven companies that share our vision for the future and potential of our business and have a very strong relationship and partnership today.  These two companies are Smith Ventures, a private equity firm that specializes in identifying, investing, and growing high-potential technology companies and CommerceOne, a bank holding company that is focused on delivering long-term shareholder value through disciplined growth, sound risk management, and a commitment to exceptional client service.

CommerceOne is also the owner of CommerceOne Bank which delivers modem and relationship-driven banking to commercial and private clients across the Southeast.  With a focus on strategic growth, maintaining strong asset quality and operational efficiency while expanding its market presence and product offering.

As part of our agreement with Smith Ventures and CommerceOne, Smith Ventures will acquire and take private Green Dots non-bank fintech and embedded finance business and related assets and operations, which will be run as an independent growth-enabled fintech, and embedded finance company.  In addition, CommerceOne and Green Dot Bank, specifically, our bank business and related operations will come together to form a new publicly traded bank holding company that will serve as the fintech’s exclusive issuing bank.  So, in essence, these agreements will create 2 separate companies that will be more focused and enabled, and that will operate as close partners that benefit each other’s growth and success.

I will soon welcome Bill Smith, CEO of Smith Ventures and Kenneth Hill, CEO of CommerceOne to join me and share their perspectives and excitement about this opportunity.  But first, I’d like to share a bit more about how we reached this decision.  These transaction agreements are the result of a comprehensive, strategic review that took place over the past 6 months or so with the guidance and support of Citi as our trusted financial advisor.  Throughout this process, we have been exploring and assessing a variety of strategic options and potential acquirers who we believe can help us maximize shareholder value and prospects for growth.  We have focused on identifying partners. that align with our vision, mission, and values, and are best suited and most enthusiastic about investing in and growing our businesses.  We also sought acquirers who will value and benefit from our talented, hardworking employees, all of you, who understand our business have been critical to our evolution as a modern fintech and bank.  It was a process that required a lot of work and time from some of our leaders, and I want to commend them for their time and commitment for this process while also maintaining their focus on their teams and strategic priorities supporting the business.  I’m extremely proud of how the team has managed to exceed performance expectations as we announced in our recent earnings, and while also supporting this exercise.

I believe we landed in a very good place, and with an outcome that we should all feel excited about.  We believe Smith Ventures and CommerceOne, which share a strong relationship and trust today, are best suited to harness Green Dot’s power and potential help address and mitigate certain challenges we face, and ultimately enable these businesses to achieve long-term growth and profitability.  And with that, I’d like to welcome Bill Smith and Kenneth Till to join us and share a little bit about their excitement regarding our opportunities.

Bill, I’d love you to begin by taking a few minutes to share a little bit about yourself and your background about Smith Ventures and what excites you about this partnership and opportunity.

Thank you, Bill.  Really appreciate the opportunity to be here with you all today, and I’d like to start off by just thanking the leadership team for all the incredible work that they’ve done during this process and their commitment to the company that made this partnership possible.

I want to talk a little bit about this acquisition and just how I’m viewing it.  I really pursued this partnership because I believe deeply in the core of what you guys have built at Green Dot.  Your product, your mission, the consumers and this team.

This space is not new to me.  My second company, Insight Card Services, which, focused on distribution through the Financial Services Center Channel was acquired by Green Dot back in 2014.  And through that acquisition, I got to know many of you all, had the privilege of working closely with the leadership team, even attended a couple of board meetings. And, you know, I really love Green Dot.  I remember visiting the headquarters, and really care a lot about this company, feel like I have an attachment to it already.  And I view this opportunity as a way to create a long-term growth opportunity for the company, for the team.  I think there’s a lot of opportunity in the business, and I think in a private setting, particularly for the payments company, we’ll have the opportunity to do a lot of those things.

When I talk about looking ahead, I think there’s enormous opportunities in front of us, particularly in the embedded payment space. I also see opportunities in the existing consumer business and opportunities for us to expand into some other segments in the future.  My goal is to give everyone on the team the support that they need to do their best work.

I’m very committed to transparent communication.  That’s something that I’ve believed across every business I’ve had.  And I’ll throw this out if anybody needs to, you know, has questions for me, feel free to reach out anytime.  And, lastly, I’ll share a little bit about me and my family.  So, I’m from Birmingham, Alabama, grew up there.  I have 3 kids, I’ve got a 5-year-old, 10-year-old, and 12-year- old.  Our youngest, has special needs and I would say that having her has been really a kind of a life-changing event for me and has really shown the importance of family and perseverance.  I’ve really seen persevering through difficult times can lead to greatness, and when I think about Green Dot, I know you guys have been through a lot of challenges over the last few years.  And it’s been incredible to watch from the sidelines how you’ve persevered and stayed committed to your customers and your partners, which has ultimately led to this great outcome for the company.  Really appreciate all of your hard work.  I’m looking forward to working with everyone when this deal closes.  And in the meantime, keep doing what you’ve been doing.  It seems like you guys are on a great path. And Bill, I really appreciate the opportunity to be here today.

Thanks, Bill.  Obviously, you’ve got a very impressive track record, and having done business with Green Dot in the past brings you closer to us and our team.  It’s clear you have a deep passion for an understanding in our business.  Now, I’d like to give Kenneth the opportunity to introduce himself and share a little on his background and CommerceOne, and what he finds most appealing about this opportunity.

Thanks, Bill.  Certainly appreciate the opportunity to visit with all your great teammates today.  A little about me, I believe we’re all more than what we do.

So a bit on the personal side.  I grew up in rural South Alabama, and I was grateful to escape and have lived here in Birmingham for 30 years now.  I’ve been married a long time, my wife won’t let me tell how long I’ve been married, because that would be an indication of how old we are.  We have a daughter that’s 27 and 2 sons, 24 and 19, so we’re enjoying some empty nest time right now.  It’s not all bad.  We’re average college football fans.  I saw a note earlier about enjoying some empty nest time right now.  It’s not all bad.  We’re average college football fans.  I saw a note earlier about Alabama or Auburn.  We’re season ticket holders at the University of Alabama.  My youngest son is in the band there, so we’re there most every game day, although recently, this opportunity has taken me away from several of those Saturdays, so I’m a little overdue.  We also are big Formula One racing fans, so we enjoy that.  In fact, I’ve been to a couple of races.  Love going to that.  It’s a great event.

Professionally, I’ve spent my entire career in banking.  Bill’s done all kinds of cool stuff.  I’ve just been a boring banker for 34 years.  I’m an accountant by trade.  I spent my first 16 years of my career at a super regional bank involved in various areas of corporate finance and M&A.  After that, I became an organizer for a community bank, de novo. After 9 years, we exited that business, sold it to another bank here in the state, but that allowed me to be free to, uh, in 2018, become a founder along with Bill Smith of CommerceOne Bank, where I’ve served as CEO from its inception.

Just a few minutes on the CommerceOne story.  After my exit from the prior bank, I had visions of, you know, go onto the beach and the lake, and hanging out at home, and my wife said, well, you don’t have to go to work, but you can’t stay here. And so, in the days following, it became clear that there was a unique opportunity in terms of capital, clients, talent. It was an opportunity that wouldn’t wait, quite honestly.  And so, my management team and I, we started looking for investors and organizers to join us in this mission.  And our current chairman, Kevin Kinard, actually introduced me to Bill Smith.  And I was talking with Bill, and as you get to know Bill, you’ll know that he figures out things pretty quickly, and after about 10 minutes, Bill stopped me and said, hey, I’m in.  And so I stopped selling immediately.  So I know when to take a win.

Following that, we had the largest de novo capital raise in our state’s history.  You know, something about me in terms of business is I view opportunities through the lens of what I consider traditional banking principles, that being safety and soundness, profitability, and growth in that order.  And so, following this approach, you know, here at CommerceOne, we’ve built a high-performing bank, operational excellence, extremely efficient, superior financial performance, and we’ve created meaningful shareholder value for our shareholders.

In terms of appeal for this transaction deal, you know, in certain respects this is similar to the CommerceOne opportunity.  It’s a near-perfect complement to our current business model. It provides the opportunity to create revenue diversification as well as funding diversification.  Becoming a public company provides liquidity to the Legacy CommerceOne shareholders, but really, more importantly, it allows access to outstanding talent.  I think the winners in our business will be the organizations that can aggregate talent.  Talent is scarce, and we have to find ways, especially in the banking industry, to attract and retain elite talent in order to be successful.

I think in any business combination or merger, really, there’s only two things in order to be successful.  I think in any business combination or merger, really, there’s only two things that you’re getting.  One is cash flow, and the other is people.  And so, I think the… I just can’t emphasize enough how important the people aspect of this opportunity is.

So when I think about what’s most appealing, uh, the complementary nature of the opportunity is exciting.  Growing a vast line of business along with the commercial banking franchise together is exciting.  An incredible opportunity to create meaningful share of value for our combined shareholder base on a go-forward basis but also creating new and expanded opportunities for our people.

Bill, as I said, I’m just grateful for the opportunity, and I’ll turn it back over to you now.

Okay, thank you, Kenneth and Bill, of course.  This is an exciting day, but we realize it’s also a major update for employees to digest and understand, and I’m sure there are and will be many questions.  I can assure you we will do our best to be transparent and provide updates as the process progresses.  Now, it’s important for employees to understand these agreements and required shareholder and regulatory approvals for… so for the time being, we should continue operating business as usual.

We’re on track to have a successful year in 2025, and we think that 2026 will be another good year for the company.  We think we’ve made a lot of progress in the last year, and we should keep our eyes on our strategic priorities.  But I’d like to take this opportunity to be a little… future-focused  to help our employees understand why we’re excited about this  agreement and what it could mean for our businesses and our employees.  And I’d like our employees to get the chance to learn a little more about you two, who, once this transaction closes, of course, will play inner roles in leading these businesses in the future.

So with that, I’d like to welcome our Head of Communications, Ali Lubert, to help facilitate a discussion and answer some questions we know are likely to be on many of your minds.

Ali?

Okay, thank you, Bill, uh, and hi everyone, I’m Ali Lubert.  I’m GreenDot’s Head of Business Marketing and Comms, and very pleased to be here and help facilitate a discussion about today’s announcement and what it means to us as a company, and particularly to our employees out there who are joining us here today.  I will say personally, I think it really means a lot to have you both here today.  It puts this decision into context, and it’s also really nice to have the chance to get to know you both a little bit.  So, I will say to everyone, chats are open.  I encourage folks out there to post questions in the chat window, but in the meantime, I’m happy to kick it off with a couple of more general questions.

Well, starting with one that I already saw in the chat.  Are we going for Alabama or Auburn?

The University of Alabama, my all three of my children have attended there.  My youngest is in the band, and so, as I shared earlier, we’re usually there every Saturday, so we’re certainly on the Alabama side.

I’m… I’m one of the… Sorry, Bill?

Bill Smith?

Oh, go, go tide! I said, go tide!

That’s right.

I’m one of the few Alabamians you’ll meet that’s not a football guy, so I am Switzerland when it comes to this one.

Bill’s never been to a football game.

That’s a safe place to be, I think.  All right, well, let’s start… I would love to start with a question on the embedded finance or fintech business, which we have, you know, for the… over the last few years, really been investing in to grow.  We see it as a, um, as a source of growth opportunity for us, and so Bill Smith, I was hoping you could share a little bit about this part of the transaction, um, and why you believe taking it private really makes sense for the business.  What are some of the possibilities that you’re considering for the future of that of that business?

Well, look, I think, uh… you can… you can see from the company’s progress related to embedded finance that there’s a big opportunity here, and there’s already been a number of deals announced, and I’m sure there’s probably others in the pipeline.  And the team’s done a fantastic job growing that business.  I enjoyed seeing all the money 2020 work that happened at the conference, but I think I see there’s a great opportunity there and so we’re going to continue to focus there.  But also think when you think about this company in a public context, and I’m talking about specifically Green Dot and the payments business today, it’s difficult to make transactions… transitions in a public setting.

So if you want to make a major new investment, or grow a business a line that is going to drive up expenses for a short period of time, you know, that can be difficult to do in a public setting.  And in the private setting, we can make those investments and be very long-term oriented, and that’s the way I think about businesses, is it’s not about the next quarter.  It’s about the next 5-10 years, and how do we build a great, enduring, sustainable business, and I think in the private context, we’ll be able to do a lot of those things without being under the public scrutiny that Kenneth will have to soon live under in the public bank world.

That was a joke at him.  I like to poke at him occasionally.

That actually is, uh… Now, with that, you know, another question that Justin Freeman actually posted.  Justin asks, how will Green Dot Bank work with Green Dot Products once they separate?  So I think that question is really about how they will be working together.

Kenneth, you want to take that, or you want me to cover it?  You know, when they’re separate companies.

Sure, I’ll take it, and then you can supplement as needed.  You know, from our view, splitting of the embedded finance, all the products, services, those things, that’s what Bill does, that’s what he’s great at.  Green Dot Bank will serve as the sponsor bank to support Smith Ventures and all the different products.  They will be our client, if you will.  And so, that’s really the view.  The bank, core bank itself will continue to do those things, provide the access to the payment channels, support the payments business, but the customer-facing products and those things will be a part of Bill’s business.

Yeah, I think that’s… I think that covers it off well, Kenneth, and, you know, the benefit that we’ll have here, and I think it’s strategic, that we’re going to have Green Dot and Green Dot Bank, and… I think it’s important for us to be able to go out to partners and say, look, you know, yes, these are two separate companies, but they’re both aligned around serving these consumers and our ultimate end partners.  You know, I’ve already seen CommerceOne in action, and the way that they operate, and they are very customer-focused, and so I think this is going to be a great way to continue to meet the needs of our partners, um, and continue to fill those needs.

Makes sense.  I have a question here.  How can we expect this to affect shareholders, given our stock price.  There’s obviously been some fluctuation today, and certainly in recent months.  So I’m curious what your perspectives are on how we should be thinking about stock price going forward.

Well, I think our shareholders are actually going to be really happy about this when we… when we started this strategic review back in March.  If you recall, the stock was selling for $7 and change and the sort of minimal value of this transaction today is about $14.25, and depending on how the bank performs in the public market, could be as high as $18, $19 a share.  So, our shareholders, many of whom are on the call right now should be pretty happy about this because they’ve had a tremendous value increase in their investment.

Thank you, Bill.  Anything… anything to add to that?

We’ve got a lot of questions coming in.

Well, I think the cash component of consideration is extremely important.  Obviously, that’s being generated from the sale of the payments business.  But then, you know, the combined company, we’re all going to be, you know, shareholders in the same organization.  Our pocket’s going to be aligned, and it’s going to be important for us to drive performance, drive ROE, which will certainly enhance the value for all of us as we move forward.

Thank you, Kenneth.  Kevin asks, how will the split between the fintech and the bank impact partners.  For example, Apple.

Should be seamless.  We’ll continue to provide all the same services that we do today and our goal is for this to be completely seamless to our partners.

Great.  That’s great to hear, Bill.  Okay, question from Pat. This would be an interesting… this actually came up on the investor call this morning, too.  What lines of business. are going to be aligned with which entities.  Can you talk a little bit more and be a little bit more granular?

Bill Jacobs, maybe you can explain how we’re splitting up Green Dot.

Well, I think the way to look at… I think the way to look at this is by segment, is that what we’re doing here is we’re creating a structure that is very similar to other companies in the fintech market.  There are many fintechs who operate through a bank, and that’s what we’re gonna do in the future.  So on a 25,000 foot level, think anybody who’s involved in sort of the business side, whether it’s direct or BAS or retail, and all of the functions that support that are going to be in the payments, the Green Dot payments company, and those functions that are typically done in the bank, like treasury and investor relations and filing SEC reports and overseeing regulatory matters are gonna be in the bank.  So that’s kind of… that’s kind of at a high level how the structure’s going to take place.  It’s going to take 4 to 6 months for this transaction to get approved from the regulators.  I saw that was a question that flashed up on the screen.  And over this period of time, Bill and Kenneth and their teams working with our teams, are going to actually figure the specifics down to the employee level of which entity and which people are going to be in each one of these companies.

Great.  Thank you, Bill.  We have a question for Kenneth from Andrew Durbin.  What do you envision the new slash merged bank will look like, what products and services do you hope to offer besides the services that it offers the new fintech.

Well, at this point, we anticipate continuing to operate separate charters, so you’ll have Green Dot Bank operating as that BaaS bank.  You’ll have CommerceOne continuing to operate as a commercial- focused bank, and these complementary lines of business, growing together, really is where the value proposition that I see.  Clearly, we’re not looking to simply bank Smith Ventures.  You know, as we build the infrastructure from an operational and risk management perspective, we will look to add additional partners in that line of business, or in that sector.  So, you know, this is just where we’re starting.

But, I think having the exclusivity agreement, exclusive arrangement with Smith Ventures is a great place to start.  It gives us credibility in that sponsorship bank space and look forward to growing it from there.

Taylor Driggs asks.  Tt stated the implied value to shareholders of Green Dot is estimated to be approximately 14.23 to 19.18 per share.  What will it take to drive it towards the 19-end of the scale?

I think the key there is performance.  It’s going to be return on equity, it’s going to be taking care of Bill and his companies, finding additional partners there is driving revenue.  And so, if you hit those performance metrics, then the market will reward you with a higher multiple in terms of whether it’s earnings or as a percentage of tangible book.  But ultimately, performance will drive that.  We’ve tried to be conservative in our modeling but the market knows.  The market will reward us if we do the things that we say we need to do.

Lisa Roberts asks, having our own bank and bank charter has been something that we called out as a differentiator for Green Dot in years past, and for our products.  Do… how do we weigh that, right?  And do we anticipate there being any negative impact to losing that unique position?

I’ll take that one, and that’s one I thought a lot about.

I saw another question about the branding.  So we’re going to continue with the Green Dot brand and the Green Dot Bank brand.  Those will be two separate companies, but we will continue under both of those, it’s Green Dot and Green Dot Bank.

And I think the message to partners here is they will receive all the same benefits that they do through this common ownership.  I’m actually one of the largest shareholders of CommerceOne Bank today, helped start the bank with Kenneth. So, you know, I’m an investor there, there’s common ownership.  From my perspective in both companies, and that’s something that at the appropriate time, we can message to partners.

The other side of this, too, is by the payments business no longer being part of a bank, I think it gives the payments business a lot more flexibility.  When you think about the level of regulatory scrutiny when you’re part of a bank holding company, it’s a different world, and every activity that the payments business does today is subject to that scrutiny, and of course, we’re going to still have to be very focused on having a strong compliance program and meeting all the regulatory requirements.  But when you look at the competitive landscape, most of the companies that Green Dot is competing with today, they are non-banks, and they have more flexibility than the company does today as part of a bank holding company.  The other thing that I think is important is Green Dot today is subject to this consent order, and once this transaction is complete, as far as the payments business goes, there’s no consent order.  Now, Green Dot Bank will still have to work through that consent order, and there’s been a lot of work put into what that looks like, and Kenneth can talk about that in more detail, but as far as the payments business goes, we will be free to make acquisitions, launch new products, do any of those things that we’d like to that currently might be limited because of the consent order.

Makes a lot of sense.  Alright, we are right at time, but there is obviously one last question, and it’s a hot one, but it’s one that we, of course, understand employees are concerned about.  Will I still have a job?  Every, you know, employees are very much worried, you know, concerned about.  What changes should I expect?  Will I have a role at this company or at one of these companies?  What can you… how can you answer that?

Bill and Kenneth.

Yeah, the best way I can answer it is, you know, this is not a strategic type deal, where we are an existing payments company, and we’re showing up with all of our own people, and we’re going to absorb this business.  Green Dot is going to continue to be an independent business, and we need this team to continue to execute.  And so, there’s certainly some work to be done with regards to who would work for the bank and who will work for the payments business.  The great majority of people will work for the payments business, but certainly there will be some compliance-type functions, things that will move over to the bank.

But, you know, we’re not… we’re not some big payments company showing up that already has all these resources.  You know, we are really buying this to continue as an independent company.

I think that’s true on the bank side as well.  In our modeling, there are no cost saves associated with this.  As I shared earlier, talent is scarce, especially in some of these specialty areas, and so, as Bill shared, we don’t know exactly who’s going where.  Predominantly, most of the employees will go to the payments business, but certainly in those bank-specific functions, we welcome that talent.  Again, as Bill shared, we don’t have that infrastructure.  This is not what we do today, so it’s not a matter of simply absorbing a process into something that’s existing today.  We’re building new together.  So that’s really my view and kind of how I think about it going forward.

Thank you, Kenneth.  I want to be mindful of time.  I know we’re already over, but really appreciate you two joining us today.  There are a lot of questions in the chat that we didn’t get to, but we will keep track of those, and we’ll, as mentioned, be sharing out more updates with employees as this process progresses.  So, thank you all.  With that, I will pass it over to Bill to conclude.

Thanks.  Thanks, Ali.  And look, the question that was just asked is really important, and we were very mindful of protecting employees and their jobs as we went through this process, and being able to do a transaction with CommerceOne and Smith Ventures that wanted the employees was an important part of our consideration.  We know there are, and there’ll be more questions, and we’ll be updating you as the process continues.

In the meantime, I want to reinforce more that we’re on track for having a successful year in 25, and looking forward for 26 to be a good year.  So, let’s all stay focused on achieving our goals and maintaining and building the momentum we generated.

We have a lot to look forward to and feel good about, and we also have a lot of work to do, so let’s get to it.

Thank you for your commitment to Green Dot, and have a great day.  Thanks, everybody.

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits or costs of the proposed transaction, the plans, objectives, expectations and intentions of Green Dot, CommerceOne, and affiliates of Smith Ventures, including future financial and operating results (including the anticipated impact of the proposed transactions), statements related to the expected timing of the completion of the proposed transactions, the plans, objectives, expectations and intentions of Compass Sub North, Inc., a newly formed Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne (“New CommerceOne”) (to be renamed “CommerceOne Financial Corporation” as part of the proposed transactions), following the consummation of the proposed transactions (the “combined company” or “New CommerceOne”) described herein, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “predicts,” “forecasts,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “endeavors,” “strives,” “may” and “assumes,” variations of such words and similar expressions of the future or otherwise regarding the outlook for Green Dot’s, CommerceOne’s or the combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Green Dot, CommerceOne or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Green Dot or CommerceOne and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Green Dot’s, CommerceOne’s or the combined company’s ability to control or predict, and there is no assurance that any list of risks and uncertainties or risk factors is complete.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Green Dot’s business and to CommerceOne’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Green Dot’s and CommerceOne’s respective businesses and operations, or the separation of Green Dot’s non-bank fintech businesses from Green Dot Bank, will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to satisfy the conditions to the closing of the transactions among Green Dot, CommerceOne and Smith Ventures, including the failure to obtain the necessary approvals by the stockholders of Green Dot or CommerceOne, (5) the amount of the costs, fees, expenses and charges related to the transactions, (6) the ability by each of Green Dot, CommerceOne and Smith Ventures to obtain required governmental approvals of the proposed transactions on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transactions, (7) reputational risk and the reaction of Green Dot’s or CommerceOne’s customers, suppliers, employees or other business partners to the proposed transactions, (8) challenges retaining or hiring key personnel following the proposed transactions, (9) any unexpected delay in closing the proposed transactions or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or Separation Agreement, (10) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (11) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) risks related to management and oversight of the business and operations of the combined company and the separation of Green Dot’s non-bank fintech business from Green Dot Bank and the combined company, (13) the possibility the combined company is subject to additional regulatory requirements or consent orders as a result of the proposed transactions, (14) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Green Dot, CommerceOne or the combined company, and (15) general competitive, economic, political, regulatory and market conditions and other factors that may affect future results of Green Dot, CommerceOne and the combined company, including changes in asset quality and credit risk; the inability to sustain or achieve revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the ability to raise or  maintain liquidity, funding, and capital; the impact, extent and timing of technological changes; capital management activities; fraudulent or other illegal activity involving the products and services of Green Dot, CommerceOne or the combined company; cybersecurity risks, including cyber-attacks or security breaches; and fluctuations in operating results. Additional factors which could affect future results of Green Dot can be found in Green Dot’s filings with the Securities and Exchange Commission (the “SEC”), including in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Green Dot’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Green Dot, CommerceOne and Smith Ventures do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Transaction and Where to Find It

New CommerceOne intends to file a registration statement on Form S-4 with the SEC to register the shares of New CommerceOne common stock that will be issued to CommerceOne stockholders and Green Dot stockholders in connection with the proposed transactions.  The registration statement will include a joint proxy statement of Green Dot and CommerceOne that also constitutes a prospectus of New CommerceOne.  The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Green Dot and CommerceOne in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Green Dot or New CommerceOne through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Green Dot will also be available free of charge by contacting the investor relations department of Green Dot at IR@greendot.com or by accessing the “Investor Relations” page of Green Dot’s website at https://ir.greendot.com/financial-information/sec-filings.

Before making any voting or investment decision, investors and security holders of Green Dot and CommerceOne are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transactions.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Green Dot and CommerceOne and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Green Dot’s stockholders in respect of the proposed transactions under the rules of the SEC. Information regarding Green Dot’s directors and executive officers is available in Green Dot’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 11, 2025 (and available at https://www.sec.gov/Archives/edgar/data/1386278/000138627825000020/gdot-20250411.htm) (the “Green Dot 2025 Proxy”), under the headings “Corporate Governance and Director Independence,” “Proposal No. 1 Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,”  “Our Executive Officers,” “Executive Compensation” and “Transactions with Related Parties, Founders and Control Persons,” and in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001386278/000138627825000009/gdot-20241231.htm), and in other documents subsequently filed by Green Dot with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Green Dot’s securities by Green Dot’s directors or executive officers from the amounts described in the Green Dot 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Green Dot 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication relates to the proposed transactions and is for informational purposes only and is not intended to, and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.